Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER AND SIX MONTHS ENDED
JANUARY 26, 2008

Contact :     Kevin Begley, CFO
 (973) 467-2200 – Ext. 220
 Kevin.Begley@wakefern.com

             Springfield, New Jersey – March 5, 2008 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 26, 2008.

Net income was $6,439,000 in the second quarter of fiscal 2008, an increase of 27% from the second quarter of the prior year.  Net income improved primarily due to improved sales and gross profit percentages.

Sales were $292,829,000 in the second quarter of fiscal 2008, an increase of 8.3% from the second quarter of the prior year.  Sales increased due to the opening of new stores in Galloway, New Jersey on October 3, 2007 and Franklin Township, New Jersey on November 7, 2007, and a 2.3% increase in same store sales.  Same store sales increased due to improved sales in one store due to the closing of a store by a competitor, higher sales in the Somers Point replacement store and food inflation.  These improvements were partially offset by reduced sales in five stores due to three competitive store openings and cannibalization from the opening of the Galloway and Franklin stores.  We expect same store sales in the third quarter of fiscal 2008 of -1% to +1% based on our February sales, as consumers appear to be more cautious due to concerns about the economy and rising fuel and food prices.

Net income was $10,737,000 in the six-month period of fiscal 2008, an increase of 16% from the prior year.  Sales for the six-month period of fiscal 2008 were $556,388,000 an increase of 6.6% from the prior year.  Same store sales increased 2.9%.

Village Super Market operates a chain of 25 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts)
(Unaudited)

	13 Wks. Ended	13 Wks. Ended	26 Wks. Ended	26 Wks. Ended
	Jan. 26, 2008	Jan. 27, 2007	Jan. 26, 2008	Jan. 27, 2007

Sales	$292,829	$270,396	$556,388	$521,865

Cost of sales	213,416	198,824	406,760	382,915

Gross profit	79,413	71,572	149,628	138,950

Operating and administrative expense	64,793	59,933	124,713	117,115

Depreciation and amortization	3,437	3,088	6,626	6,075

Operating income	11,183	8,551	18,289	15,760

Interest expense	(832)	(667)	(1,439)	(1,381)

Interest income	770	830	1,758	1,599

Income before income taxes	11,121	8,714	18,608	15,978

Income taxes	4,682	3,651	7,871	6,695

Net income	$6,439	$5,063	$10,737	$9,283

Net income per share [1]:

Class A Common Stock:		Revised		Revised
Basic	$1.22	$.96	$2.03	$1.77
Diluted	$.98	$.78	$1.63	$1.43

Class B Common Stock:
Basic	$.79	$.63	$1.32	$1.15
Diluted	$.77	$.61	$1.29	$1.12

Gross profit as a % of sales	27.1%	26.5%	26.9%	26.6%

Operating and Administrative expense as a % of sales	22.1%	22.2%	22.4%	22.4%

1 Net income per share is computed utilizing the two-class method.  The two-class method is an earnings allocation formula that calculates net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings.  Net income per share for the prior period has been revised to reflect the two-class method.